EXHIBIT 99
                                 [UNILEVER LOGO]

                             N E W S   R E L E A S E


Contact:  Nancy Goldfarb
          212-906-4690

                       UNILEVER'S PRE-CLOSE TELECONFERENCE
                           MONDAY, SEPTEMBER 23, 2002

New York, NY -- September 19, 2002 -- As previously announced, Unilever will be holding its planned pre-close teleconference on Monday, September 23, ahead of the 2002 Third Quarter Results on Wednesday, October 30, 2002.

The teleconference will commence at 9:00 a.m. EDT and lines are open from 8:30 a.m. EDT. Given the volume of participants at previous conference calls you are advised to dial-in in good time. Analysts will be able to ask questions during the call.

The presentation material will be made available at 9:00 a.m. EDT, through the relevant stock exchanges, and will be accessible on Unilever's website WWW.UNILEVER.COM.

U.S. DIAL-IN TELEPHONE NUMBER
-----------------------------
1-800-446-2782
(IF YOU EXPERIENCE ANY PROBLEMS WITH THE ABOVE NUMBER, PLEASE DIAL:
1-847-413-3235)

EUROPEAN DIAL-IN TELEPHONE NUMBER
---------------------------------
011-44-20-7769-6431
(IF YOU EXPERIENCE ANY PROBLEMS WITH THE ABOVE NUMBER, PLEASE DIAL:
353 1 439 0431)

The teleconference will be recorded and will be accessible one hour after the conference ends, and will be available up to and including Monday, October 7, 2002. The replay number is:

Replay U.S. line (Toll): 1-630-652-3044 access code: 4120040
Replay U.S. line (Toll Free): 1-888-843-8996 access code: 4120040
Replay European line: 001-44-20-7769-6458 access code: 4120040

The teleconference can also be accessed via Unilever's website from 8:30 a.m. EDT and an archived stream will be available from two hours after the conference ends until Monday, October 7.

The remaining pre-close teleconference for 2002 is planned as follows (at 9:00 a.m. EST):

Wednesday, December 18 - ahead of Q4 results to be published on Thursday, February 13, 2003


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UNILEVER BACKGROUND:

Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

The business comprises:

FOODS: Lipton teas, soups and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil and tomato sauces; Good Humor-Breyers and Ben & Jerry's Homemade, Inc. ice cream companies; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergent; Lever 2000, Caress, Dove, Pond's and Vaseline skin care; the Suave family of skin- and hair-care products; Axe deodorant bodyspray for men; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.